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EXHIBIT 23.4


INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Registration Statement on Form S-4 of Category 5 Technologies, Inc. of our report dated August 3, 2001 (with respect to Notes 9,12,13, and 22, September 30, 2001) on our audit of the consolidated financial statements of Netgateway, Inc. and subsidiaries as of June 30, 2001, and for the year then ended which report and the financial statements are included herein.

Our report contains an explanatory paragraph that states that the Company's recurring net losses and net capital deficit raise substantial doubt about the entity's ability to continue as a going concern and that the financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We also consent to the reference to our firm under the caption "Independent Auditors" in the Registration Statement.


/s/ Richard A. Eisner & Company, LLP

New York, New York
November 8, 2001